08031603

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

SEC Mail Processing Section

APR 18 2008

Washington, DC
112

ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

SEC FILE NUMBER
8- 66179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALADIN REALTY SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10880 WILSHIRE BLVD SUITE 1400
(No. and Street)

LOS ANGELES (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARIA (XIAOYAN) LI 212-809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

IMOWITZ KOENIG & CO., LLP
(Name – *if individual, state last, first, middle name*)

622 THIRD AVE, 23RD FLOOR (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 29 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOHN GERSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALADIN REALTY SECURITIES LLC, as of DECEMBER 31ST, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Betty Lam
~~Notary Public of New Jersey~~
Notary Public State of New Jersey
Qualified in Hudson County
Commission Expires September 17, 2008

Signature

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Imowitz Koenig & Co., LLP
Certified Public Accountants

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

622 Third Avenue *New York, New York 10017*

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2007

CONTENTS

Imowitz Koenig & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Member of
Paladin Realty Securities, LLC
F/K/A Broadwall Capital, LLC:

We have audited the accompanying statement of financial condition of Paladin Realty Securities, LLC (the "Company") F/K/A Broadwall Capital, LLC, as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paladin Realty Securities, LLC F/K/A Broadwall Capital, LLC, as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 and 11 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Imowitz Koenig & Co., LLP

Certified Public Accountants

New York, New York
February 22, 2008

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	128,716
Due from affiliate		13,673
License		70,000
Prepaid expenses		24,450
TOTAL ASSETS	$	236,839

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	54,752
TOTAL LIABILITIES		54,752
Member's Equity		182,087
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	236,839

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:		
Commissions	$	155,185
Other income		17,506
Interest income		1,139
TOTAL REVENUES		173,830
EXPENSES:		
Salaries and benefits		637,802
Professional fees		301,727
General and administrative expenses		69,567
Registration and regulatory fees		35,105
Depreciation		34,819
TOTAL EXPENSES		1,079,020
Net loss before income tax benefit		(905,190)
Income tax benefit		(15,739)
NET LOSS	$	(889,451)

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

Member's Equity - January 1, 2007	$	234,151
Capital contributions		1,042,362
Capital withdrawals		(204,975)
Net loss		(889,451)
Member's Equity - December 31, 2007	$	182,087

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(889,451)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		34,819
Changes in assets and liabilities:		
Increase in due from affiliate		(13,673)
Increase in prepaid expense		(7,014)
Decrease in other assets		2,821
Increase in accrued expenses and other liabilities		12,250
Net cash used in operating activities		(860,248)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of license		(70,000)
Cash used in investing activities		(70,000)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		1,042,362
Capital withdrawals		(204,975)
Net cash provided by fnancing activities		837,387
Net decrease in cash		(92,861)
Cash at beginning of year		221,577
Cash at end of year	$	128,716

The accompanying notes are an integral part of these financial statements.

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007

NOTE 1 - ORGANIZATION AND BUSINESS

Paladin Realty Securities, LLC (the "Company"), formerly known as Broadwall Capital, LLC, ("Broadwall") was converted from a New York limited liability company to a Delaware limited liability company on May 23, 2007. Broadwall was registered as a broker-dealer on March 16, 2004 with the Securities and Exchange Commission ("SEC") and the National Association of Security Dealers, Inc. ("NASD"). In July 2007, the NASD consolidated its operations with the member regulation, enforcement, and arbitration operations of the New York Stock Exchange. The new organization was named the Financial Industry Regulatory Authority ("FINRA"). On February 13, 2007, Paladin Realty Advisors, LLC ("Advisors"), the sole member of the Company, entered into a "Membership Interest Purchase Agreement" with David Adams Holdings, LLC to purchase all of the outstanding membership interests of Broadwall for a purchase price of $70,000. The purchase price of $70,000 has been recorded as an acquired intangible asset and is classified as a license in the statement of financial condition. The Company continued the business of Broadwall and as a result, the statement of operations includes the results for the complete year. The name change was effective on September 7, 2007. The Company shall continue in existence perpetually unless dissolved pursuant to the Company's limited liability company agreement.

The Company operates as a limited-purpose broker-dealer. The only business of the Company is the distribution of the securities of Paladin Realty Income Properties, Inc. ("PRIP"), a publicly traded, non-listed real estate investment trust and an affiliate of the Company's member. The Company distributes the securities through third-party FINRA member firms with which it has selling agreements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the historical cost basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company maintains cash with banking institutions, which amounts at times exceed federally insured limits.

License

The license has been recorded as an acquired intangible asset that has an indefinite life and is not subject to amortization. The license is tested for impairment annually or more frequently if events or changes in circumstances indicate that the license might be impaired. The impairment test consists of a comparison of the fair value of the license to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized equal in amount to that excess.

The useful life of the license is evaluated each reporting period to determine whether events and circumstances continue to support an indefinite useful life. At the time it is determined that the license no longer has an indefinite life, the license is again tested for impairment. The carrying amount of the license after recognition of an impairment charge, if any, would then be amortized prospectively over the license's estimated remaining useful life.

Revenue Recognition

The Company earns commissions based upon a percentage of the gross proceeds of the sale of PRIP securities. Commissions are recognized as earned.

Depreciation

The Company computed depreciation on the straight line method based on the estimated useful life of the assets.

Income Taxes

No provision has been made in the accompanying financial statements for federal or state income taxes because, as a limited liability company, the taxable income or loss is included in the tax returns of the member. Broadwall was subject to unincorporated business tax, which resulted in an income tax benefit being reflected in the financial statements.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $73,694, which was $68,964 in excess of its required net capital of $5,000.

NOTE 4 - TRANSACTIONS WITH AFFILIATES

The Company has an "Expense Sharing Agreement" with Advisors, whereby the Company is charged for a monthly allocation of rent expense and office operating expenses and recorded $55,938 for the expenses for the year ended December 31, 2007.

The Company had an amount due from PRIP for expense reimbursements of $13,673 at December 31, 2007.

SUPPLEMENTAL INFORMATION

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Credits:	
Total member's equity	$ 182,087
Debits:	
Non-allowable assets	(108,123)
Net capital before haircuts	73,694
Haircuts on securities	-
Net capital	73,694
Minimum net capital requirement	(5,000)
Excess net capital	$ 68,964
Aggregate indebtedness	$ 54,752
Ratio of aggregate indebtedness to net capital	0.74 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA Filing.

PALADIN REALTY SECURITIES, LLC
F/K/A BROADWALL CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2007

The Company claims exemption under provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and was in compliance with the condition of such exemption.

The Company does not affect transactions for anyone defined as a customer as defined under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITORS

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
Paladin Realty Securities, LLC
F/K/A Broadwall Capital, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Paladin Realty Securities, LLC (the "Company") F/K/A Broadwall Capital, LLC as of and for the year ended December 31, 2007, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection or any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal controls, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Paladin Realty Securities, LLC F/K/A Broadwall Capital, LLC to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Imowitz Koenig & Co., LLP

Certified Public Accountants

New York, New York
February 22, 2008

END